Exhibit 21.1

LIST OF SUBSIDIARIES OF SOLTA MEDICAL, INC.

A DELAWARE CORPORATION

Subsidiaries	Jurisdiction
Reliant Technologies, LLC	Delaware
Solta Medical International, Inc.	Delaware
Reliant Technologies Kabushiki Kaisha	Japan
Reliant Medical Lasers, Inc.	California